UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of September 2014
________________________

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of 2Q 2014 Consolidated Results

2.	2Q14 Consolidated Earnings Results Presentation

Item 1

Report of 2Q 2014
consolidated results

Information reported in Ps. billions(1) and under
Colombian Banking GAAP

(1) We refer to billions as thousands of millions.

Disclaimer

Grupo Aval Acciones y Valores S.A. (“Grupo Aval”) is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers (Registro Nacional de Valores y Emisores), and in this capacity, it is subject to the control of the Superintendency of Finance. Grupo Aval is a not a financial institution and is not supervised or regulated as a financial institution in Colombia. As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries, Banco de Bogotá, Banco de Occidente, Banco Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by, the Superintendency of Finance.

Quarterly information included herein has not been audited and has been prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100 of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, “Colombian Banking GAAP.” Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report. For annualized calculations we use the income or expense amount for each quarter and multiply it by four.

Although we are not a financial institution, we present our consolidated financial statements under Colombian Banking GAAP in this quarterly report because we believe that presentation on that basis most appropriately reflects our activities as a holding company of a group of banks and other financial institutions. Our Colombian Banking GAAP audited consolidated financial statements are not reviewed or approved by the Superintendency of Finance; however, consolidated financial statements for each semester, prepared on the basis of Colombian Banking GAAP for each of our subsidiaries are remitted to the Superintendency of Finance for their review. The Colombian Banking GAAP consolidated financial statements included in this annual report differ from the consolidated financial statements published by Grupo Aval in Colombia, which are prepared under Colombian GAAP (as defined below). Because we are not regulated as a financial institution in Colombia, we are required to prepare our consolidated financial statements for publication in Colombia under Colombian GAAP for companies other than financial institutions (Decree 2649 of 1993 and Circular No. 100-000006 of the Superintendency of Companies (Superintendencia de Sociedades) and former Superintendency of Securities (Superintendencia de Valores), currently the Superintendency of Finance) No. 011 of 2005 or “Colombian GAAP”, which differs in certain respects from Colombian Banking GAAP. These Colombian GAAP financial statements are presented biannually to our shareholders for approval, are reviewed and published by the Superintendency of Finance and are available in Spanish to the general public on Grupo Aval’s web page. We do not file consolidated financial statements prepared on the basis of Colombian Banking GAAP with the Superintendency of Finance; however, because we have filed 20-F annual reports with the SEC, we may from time to time publish semi-annual or quarterly financial data for subsequent periods on a Colombian Banking GAAP basis.

Colombian Banking GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or “U.S. GAAP”. Our yearly audited consolidated financial statements included in our Form 20-F reports filed to the SEC provide a description of the principal differences between Colombian Banking GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and provides a reconciliation of net income and shareholders’ equity for the years and at the dates indicated therein. Unless otherwise indicated, all financial information of our company included in this report is stated on a consolidated basis prepared under Colombian Banking GAAP.

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

This presentation does not constitute an offer of or a solicitation to participate in an offering of securities for sale in any jurisdiction, including the United States.

Report of 2Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Bogotá, August 29th, 2014. GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval”) reports a consolidated net income result of Ps. 469.3 billion for 2Q14 showing an increase of 34.1% versus 1Q14 results and an increase of 42.4% versus 2Q13. As of June 30, 2014 total assets for Grupo Aval were Ps. 161.8 trillion, total liabilities excluding Minority Interest totaled Ps. 142.6 trillion and total shareholders’ equity plus minority interest totaled Ps. 19.2 trillion.

Grupo Aval financials for 2Q14 show strong results of our banking operations with:

✓	Strong asset growth (16.8% yoy) and moderate quarterly growth reaching Ps 161.8 trillion supported by both organic and inorganic growth of our colombian and central american loan portfolios.

✓
Stable quality of our loans portfolio with our 30 days past due loans ratio improving from 2.7% in 1Q14 to 2.6% in 2Q14 and new past due loans for the quarter decreasing to Ps 257.6 billion from Ps 646.4 billion in 1Q14.

✓	Constant and low cost funding structure with deposits representing 78% of total funding and checking and saving accounts representing 67% of total deposits;

✓	Improving tangible capital ratio up to 9.1% in June 30, 2014 from 8.0% in June 30, 2013.

✓
Improving efficiency ratio measured as annualized operational expenses excluding depreciation and amortization to average total assets to 3.6% in 2Q14 from 3.7% in 1Q14 and 4.3% in 2Q13. Efficiency measured in a cost to income basis was 50.8% for the quarter.

✓	Improving ROAA and ROAE for the quarter, with ROAA increasing to 1.6% and ROAE increasing to 15.4% from 1.5% and 11.7% in 1Q14 respectively.

Other corporate matters to report

✓	Grupo Aval filed a Form F-1 Registration Statement with the SEC on August 1st, 2014.

✓	BAC Credomatic’s integration processes with Banco BAC de Panamá (previously BBVA Panamá) and Grupo Financiero Reformador have finalized.

1/16

Report of 2Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Grupo Aval Acciones y Valores S.A.
Financial Statements in Colombian Banking GAAP
Quarterly Consolidated Balance Sheet
Information in Ps. Billions

	2Q13	1Q14	2Q14	Change
Balance Sheet				2Q 14 vs. 1Q 14	2Q 14 vs. 2Q 13
Cash and cash equivalents	14,922.0	15,471.3	17,168.3	11.0%	15.1%
Investment Securities, net	25,003.3	29,248.4	28,134.3	-3.8%	12.5%
Loans and financial lease losses, net	82,605.5	96,761.5	98,053.4	1.3%	18.7%
Goodwill, net	3,790.7	5,033.3	4,860.4	-3.4%	28.2%
Other assets, net	9,371.4	9,903.6	10,111.1	2.1%	7.9%
Reappraisal of assets	2,785.8	3,467.6	3,480.1	0.4%	24.9%
Total Assets	138,478.7	159,885.6	161,807.5	1.2%	16.8%
Total Deposits	89,390.0	104,332.8	105,953.9	1.6%	18.5%
Other Funding	27,489.9	29,617.4	29,633.4	0.1%	7.8%
Derivatives	451.4	416.3	284.9	-31.6%	-36.9%
Other liabilities	6,580.8	6,889.1	6,747.2	-2.1%	2.5%
Total Liabilites excl. Minority Interest	123,912.1	141,255.6	142,619.4	1.0%	15.1%
Minority Interest	5,613.5	6,569.4	6,680.1	1.7%	19.0%
Shareholders' Equity	8,953.0	12,060.6	12,508.0	3.7%	39.7%
Total Liabilities, shareholders' equity and minority interest	138,478.7	159,885.6	161,807.5	1.2%	16.8%

INCOME STATEMENT
Total Interest Income	2,568.6	2,864.1	2,906.9	1.5%	13.2%
Interest expense	(925.2)	(999.7)	(1,047.8)	4.8%	13.3%
Net Interest Income	1,643.4	1,864.5	1,859.1	-0.3%	13.1%
Total provisions, net	(347.5)	(311.3)	(348.4)	11.9%	0.3%
Fees and other services income, net	715.7	758.9	785.3	3.5%	9.7%
Other operating income	317.6	255.5	234.8	-8.1%	-26.1%
Operating expenses	(1,533.5)	(1,586.0)	(1,593.0)	0.4%	3.9%
Non-operating income/(expense), net	95.8	20.6	84.5	310.2%	-11.9%
Income before income tax expense and non- controlling interest	891.7	1,002.2	1,022.2	2.0%	14.6%
Income tax expense	(346.2)	(410.4)	(362.5)	-11.7%	4.7%
Net Income before Minority interest	545.5	591.7	659.7	11.5%	20.9%
Income attributable to Minority Interest	(215.9)	(241.7)	(190.4)	-21.2%	-11.8%
Net Income attributable to Grupo Aval shareholders	329.6	350.0	469.3	34.1%	42.4%

Key ratios	2Q13	1Q14	2Q14	YTD June 2013	YTD June 2014

NIM (1)	6.0%	5.9%	5.8%	6.6%	5.8%
Efficiency Ratio (2)	53.3%	50.5%	50.8%	48.3%	50.7%
ROAA (3)	1.6%	1.5%	1.6%	2.2%	1.6%
ROAE (4)	14.3%	11.7%	15.4%	18.1%	13.6%

30 days PDL / Total Loans	2.4%	2.7%	2.6%	2.4%	2.6%
Provision Expense / Average Loans (5)	1.7%	1.3%	1.4%	1.7%	1.3%
Allowance / PDL	136.2%	116.5%	119.8%	136.2%	119.8%
Allowance / Total Loans	3.3%	3.2%	3.1%	3.3%	3.1%
Charge Offs / Average Loans (5)	1.1%	0.9%	1.4%	1.1%	1.2%

Total Loans, net / Total assets	59.7%	60.5%	60.6%	59.7%	60.6%
Deposits / Total Loans, net	108.2%	107.8%	108.1%	108.2%	108.1%
Equity + Min. Interest / Assets	10.5%	11.7%	11.9%	10.5%	11.9%
Tangible Equity Ratio (6)	8.0%	8.8%	9.1%	8.0%	9.1%

Shares Outstanding (EoP)	18,551,766,453	20,406,943,099	20,406,943,099
Shares Outstanding (Average)	18,551,766,453	20,374,195,242	20,406,943,099
Common share price (EoP)	1,355	1,295	1,350
Preferred share price (EoP)	1,375	1,305	1,350
BV/ EoP shares in Ps.	482.6	591.0	612.9
EPS	17.8	17.2	23.0

P/E (7)	19.3	19.0	14.7
P/BV (7)	2.8	2.2	2.2

(1) NIM is calculated as Net Interest Income divided by the average of Interest Earning Assets; (2) Efficiency Ratio calculated as operating expenses minus D&A divided by operating income before provision expense, net; (3) ROAA is calculated as Income before Minority Interest divided by the average of total assets for each quarter; (4) ROAE is calculated as Net Income attributable to Grupo Aval’s shareholders divided by the average of shareholders´ equity for each quarter. (5) Refers to average gross loans for the period; (6) Tangible Equity Ratio is calculated as Total Equity plus Minority Interest minus Goodwill divided by Total Assets minus Goodwill; (7) Based on Preferred share prices.

2/16

Report of 2Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Balance Sheet Analysis

1. Assets

Total assets as of June 30, 2014 totaled Ps. 161,807.5 billion showing an increase of 16.8% versus June 30, 2013 and one of 1.2% versus March 31, 2014. Growth in assets was mainly driven by a 18.7% year over year growth in Net Loans and Financial Leases to Ps. 98,053.4 billion and a 12.5% year over year increase in Investment Securities, Net to Ps. 28,134.3 billion.

1.1 Loans and Financial Leases

Total Gross loans and financial leases increased by 18.5% between June 30, 2013 and June 30, 2014 to Ps. 101,187.5 billion driven by (i) a 19.1% increase in Commercial loans to Ps. 57,742.2 billion, (ii) a 15.5% increase in Consumer loans to Ps. 28,803.0 billion, (iii) a 8.4% increase in Financial Leases to Ps. 7,282.4 billion and (iv) a 39.9% increase in Mortgage loans to Ps. 7,010.1 billion.

	2Q13	1Q14	2Q14	Change
Commercial				2Q 14 vs. 1Q 14	2Q 14 vs. 2Q 13
General purpose loans	35,798.4	42,262.9	43,350.5	2.6%	21.1%
Loans funded by development banks	1,540.1	1,819.1	1,879.0	3.3%	22.0%
Working capital loans	10,539.8	12,342.5	11,745.4	-4.8%	11.4%
Credit cards	269.9	354.1	349.5	-1.3%	29.5%
Overdrafts	319.5	484.2	417.8	-13.7%	30.8%
Total commercial	48,467.8	57,262.8	57,742.2	0.8%	19.1%

Consumer
Credit cards	6,112.9	6,858.5	6,919.9	0.9%	13.2%
Personal loans	15,559.0	17,869.9	18,233.6	2.0%	17.2%
Automobile and vehicle loans	3,018.0	3,325.7	3,403.9	2.4%	12.8%
Other	237.5	244.0	245.6	0.6%	3.4%
Total consumer	24,927.4	28,298.2	28,803.0	1.8%	15.5%

Microcredit	297.8	347.6	349.8	0.6%	17.5%
Financial leases	6,718.8	7,072.3	7,282.4	3.0%	8.4%
Mortgages	5,011.3	6,947.1	7,010.1	0.9%	39.9%
Total loans, Gross	85,423.0	99,927.9	101,187.5	1.3%	18.5%
Allowance for loan losses	(2,817.6)	(3,166.4)	(3,134.1)	-1.0%	11.2%
Total loans, Net	82,605.5	96,761.5	98,053.4	1.3%	18.7%

Between June 30, 2013 and June 30, 2014, general purpose commercial loans grew the most in absolute terms while commercial credit cards and mortgage loans grew the most in relative terms.

3/16

Report of 2Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

As of June 30, 2014, 60.6% of the gross loan portfolio was generated at Banco de Bogotá, 20.4% at Banco de Occidente, 12.4% at Banco Popular and 6.9% at Banco AV Villas. As of June 30, 2013, prior to the acquisitions in Central America (Grupo Reformador and BBVA Panama, now known as Banco BAC de Panama), 58.0% was generated at Banco de Bogotá, 21.2% at Banco de Occidente, 13.6% at Banco Popular and 7.3% at Banco AV Villas.

Gross Loans / Bank ($)	2Q13	1Q14	2Q14	Change
				2Q 14 vs. 1Q 14	2Q 14 vs. 2Q 13
Banco de Bogotá	49,543.7	60,648.3	61,303.5	1.1%	23.7%
Local	35,071.2	39,742.7	41,139.7	3.5%	17.3%
Central America	14,472.5	20,905.6	20,163.9	-3.5%	39.3%
Banco de Occidente	18,082.2	20,185.5	20,666.5	2.4%	14.3%
Banco Popular	11,584.9	12,465.5	12,556.4	0.7%	8.4%
Banco AV Villas	6,251.9	6,663.0	6,933.4	4.1%	10.9%
Eliminations	(39.6)	(34.3)	(272.4)	693.8%	588.0%
Total Grupo Aval	85,423.0	99,927.9	101,187.5	1.3%	18.5%

Gross Loans / Bank (%)	2Q13	1Q14	2Q14

Banco de Bogotá	58.0%	60.7%	60.6%
Local	41.1%	39.8%	40.7%
Central America	16.9%	20.9%	19.9%
Banco de Occidente	21.2%	20.2%	20.4%
Banco Popular	13.6%	12.5%	12.4%
Banco AV Villas	7.3%	6.7%	6.9%
Eliminations	0.0%	0.0%	-0.3%
Total Grupo Aval	100.0%	100.0%	100.0%

As detailed below, of the total of Grupo Aval’s loans, 80.1% are domestic and 19.9% are foreign (reflecting the Central American operations). Total foreign loans grew 39.3% during the past 12 months and decreased by 3.5% in the quarter. This high growth in our Central American operations is attributable in part to the acquisitions of Grupo Reformador and BBVA Panamá (now known as Banco BAC de Panama).

	2Q13	1Q14	2Q14	Change
				2Q 14 vs. 1Q 14	2Q 14 vs. 2Q 13
Domestic
Commercial	43,499.3	48,796.4	49,732.3	1.9%	14.3%
Consumer	19,438.1	21,065.2	21,684.9	2.9%	11.6%
Microcredit	297.8	347.6	349.8	0.6%	17.5%
Financial Leases	6,379.7	6,683.7	6,897.8	3.2%	8.1%
Mortgages	1,335.7	2,129.4	2,358.7	10.8%	76.6%
Total Domestic Loans	70,950.6	79,022.3	81,023.6	2.5%	14.2%
Foreign
Commercial	4,968.5	8,466.4	8,009.8	-5.4%	61.2%
Consumer	5,489.2	7,233.0	7,118.1	-1.6%	29.7%
Microcredit	-	-	-	-	-
Financial Leases	339.1	388.5	384.5	-1.0%	13.4%
Mortgages	3,675.6	4,817.7	4,651.3	-3.5%	26.5%
Total Foreign Loans	14,472.5	20,905.6	20,163.9	-3.5%	39.3%
Total Loans, Gross	85,423.0	99,927.9	101,187.5	1.3%	18.5%

4/16

Report of 2Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

The ratio of CDE Loans to Total Loans remained constant at 3.6% both in 2Q14 and in 1Q14. The ratio of 30 days PDL to Total Loans was 2.6% in 2Q14 versus 2.7% in 1Q14 and 2.4% in 2Q13. The ratio of NPL to Total Loans was both 1.9% for 2Q14 and 1Q14 versus 1.7% in 2Q13.

During 2Q14 Grupo Aval’s coverage of its non-performing loans and financial leases was as follows: Allowance to CDE Loans of 0.9x and Allowance to 30 days PDL of 1.2x. Loans and Financial Leases provision expense, net of reversals to average Total Loans was 1.4% in 2Q14 versus 1.3% in 1Q14 and 1.7% in 2Q13. Charge offs to average total loans was 1.4% in 2Q14, 0.9% in 1Q14 and 1.1% in 2Q13.

	2Q13	1Q14	2Q14	Change
				2Q 14 vs. 1Q 14	2Q 14 vs. 2Q 13
"A" normal risk	80,117.2	93,421.7	94,747.9	1.4%	18.3%
"B" acceptable risk	2,273.8	2,925.0	2,815.9	-3.7%	23.8%
"C" appreciable risk	1,515.1	1,787.1	1,878.4	5.1%	24.0%
"D" significant risk	1,003.3	1,138.0	1,147.9	0.9%	14.4%
"E" unrecoverable	513.7	656.1	597.3	-9.0%	16.3%
Total Loans	85,423.1	99,927.9	101,187.5	1.3%	18.5%

CDE Loans	3,032.0	3,581.2	3,623.6
30 Days Past Due Loans	2,069.2	2,717.6	2,616.0
Non Performing Loans(1)	1,452.3	1,883.7	1,874.1

CDE Loans / Total Loans	3.5%	3.6%	3.6%
PDL/Total Loans	2.4%	2.7%	2.6%
NPL/ Total Loans	1.7%	1.9%	1.9%

Allowance/ CDE Loans	0.9	0.9	0.9
Allowance/ PDL	1.4	1.2	1.2
Allowance/ NPL	1.9	1.7	1.7
Allowance/ Total Loans	3.3%	3.2%	3.1%

Provision Expense, net / CDE Loans	0.5	0.4	0.4
Provision Expense, net / PDL	0.7	0.5	0.5
Provision Expense, net / NPL	1.0	0.7	0.7
Provision Expense, net / Average total loans	1.7%	1.3%	1.4%

Charge Off / Average total loans	1.1%	0.9%	1.4%

(1) NPL defined as microcredit loans more than 30 days past due, consumer, mortgage and financial leases more than 60 days past due and commercial loans more than 90 days past due.

5/16

Report of 2Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

1.2 Investment Securities

Investment securities, net grew by 12.5% to Ps. 28,134.3 billion between June 30, 2013 and June 30, 2014 and decreased by 3.8% versus March 31, 2014. Ps. 24,034.8 billion of our total portfolio is invested in debt securities, which grew by 12.0% between June 30, 2013 and June 30, 2014 and Ps. 4,104.0 billion of total investment securities, net is invested in equity securities, which grew by 15.8% between June 30, 2013 and June 30, 2014.

The average yield on investment securities was 4.8% in 2Q14, 4.7% in 1Q14 and 3.8% in 2Q13.

	2Q13	1Q14	2Q14	Change
Investment Securities				2Q 14 vs. 1Q 14	2Q 14 vs. 2Q 13
Trading	5,756.7	4,815.0	3,969.6	-17.6%	-31.0%
Available for Sale	11,692.1	16,964.9	16,459.7	-3.0%	40.8%
Held to maturity	4,016.7	3,490.8	3,605.4	3.3%	-10.2%
Total Debt Securities	21,465.4	25,270.8	24,034.8	-4.9%	12.0%

Trading	1,366.5	1,593.4	1,687.4	5.9%	23.5%
Available for Sale	2,178.2	2,390.7	2,416.6	1.1%	10.9%
Total Equity Securities	3,544.7	3,984.1	4,104.0	3.0%	15.8%
Allowance for investment securities	(6.8)	(6.5)	(4.4)	-32.6%	-35.2%
Investment Securities, net	25,003.3	29,248.4	28,134.3	-3.8%	12.5%

	1 year or less	1 - 5 years	5- 10 years	10 years or more	Total

2Q13
Fixed Income securities, net:
COP denominated	3,296.1	6,704.7	4,602.0	935.6	15,538.5
USD denominated	1,933.6	2,086.5	1,904.0	0.0	5,924.1
Total Fixed Income securities, net	5,229.7	8,791.2	6,506.0	935.6	21,462.6
(% of Total Fixed Income Sec.)	24.4%	41.0%	30.3%	4.4%
Equity securities, net					3,540.7
Total Investment Securities					25,003.3

1Q14
Fixed Income securities, net:
COP denominated	4,696.4	6,806.4	5,765.7	1,580.5	18,849.0
USD denominated	1,770.1	2,281.8	2,312.9	54.5	6,419.4
Total Fixed Income securities, net	6,466.6	9,088.2	8,078.7	1,635.0	25,268.4
(% of Total Fixed Income Sec.)	25.6%	36.0%	32.0%	6.5%
Equity securities, net					3,980.0
Total Investment Securities					29,248.4

2Q14
Fixed Income securities, net:
COP denominated	4,571.1	6,332.6	5,474.5	1,268.5	17,646.7
USD denominated	1,769.8	2,236.9	2,351.9	29.2	6,387.8
Total Fixed Income securities, net	6,340.9	8,569.5	7,826.5	1,297.7	24,034.5
(% of Total Fixed Income Sec.)	26.4%	35.7%	32.6%	5.4%
Equity securities, net					4,099.8
Total Investment Securities					28,134.3

6/16

Report of 2Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

1.3 Cash and Cash Equivalents

As of June 30, 2014, cash and cash equivalents balance of Ps. 17,168.3 billion showed an increase of 15.1% versus June 30, 2013 and of 11.0% versus 1Q14.

1.4 Goodwill

Goodwill as of June 30, 2014 was Ps. 4,860.4 billion, increasing by 28.2% versus June 30, 2013 and decreasing by 3.4% versus March 31, 2014. The increase year over year was primarily attributable to the goodwill generated in the acquisitions of Banco Reformador, Transcom Bank, BBVA Panama (now known as Banco BAC de Panama) and in the acquisitions of minority interests of Banco de Bogotá and Banco de Occidente.

	2Q13	1Q14	2Q14	Change
Goodwill				2Q 14 vs. 1Q 14	2Q 14 vs. 2Q 13
Megabanco acquisition	477.9	459.9	453.9	-1.3%	-5.0%
Banco de Bogotá, Occidente, Popular and AV Villas acquisitions	690.4	789.6	783.4	-0.8%	13.5%
Banco Aliadas and Banco Unión acquisitions	23.5	22.3	21.9	-1.9%	-6.8%
Intrex acquisition (recorded into Banco de Bogotá S.A. trough Corficolombiana)	126.4	123.3	122.2	-0.9%	-3.3%
Proyectos de Infraestructura and Hoteles Estelar’s acquisitions	7.5	7.4	7.4	0.0%	-0.7%
BAC Credomatic GEFC Inc. acquisition	1,919.6	1,929.4	1,827.1	-5.3%	-4.8%
Banco BBVA Panamá acquisition	-	627.5	596.0	-5.0%	N.A.
Banco Reformador acquisition	-	444.6	427.1	-3.9%	N.A.
Transcom Ltd acquisition	-	84.4	80.2	-5.0%	N.A.
Increase in shares of Corficolombiana	-	10.0	9.8	-1.5%	N.A.
AFP Horizonte Pensiones y Censantías S.A. acquisition	545.4	534.9	531.3	-0.7%	-2.6%
Total Goodwill, net	3,790.7	5,033.3	4,860.4	-3.4%	28.2%

2. Liabilities excluding Minority Interest

As of June 30, 2014 and as of March 31, 2014 funding represented 95% of total liabilities excluding minority interest and accounts payable and other liabilities represented 5%. This composition for 2Q13 was 94% and 6%, respectively.

2.1 Funding

Total Funding which includes (i) Deposits, (ii) Interbank borrowings and overnight funds, (iii) Borrowings from banks and other, (iv) Bonds, and (v) Bank acceptances had a balance of Ps. 135,587.3 billion as of June 30, 2014 showing an increase of 16.0% versus June 30, 2013 and one of 1.2% versus March 31, 2014. Total deposits represented 78% of total funding for 2Q14 and 1Q14 and 77% for 2Q13. Average cost of funds was 3.1% in 2Q14, 3.0% in 1Q14 and 3.3% in 2Q13.

7/16

Report of 2Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

2.1.1 Deposits

Total Deposits grew by 18.5% to Ps. 105,953.9 billion between June 30, 2013 and June 30, 2014 and by 1.6% between March 31, 2014 and June 30, 2014. As of June 30, 2014, interest bearing deposits contributed with 87% of the total deposits, and grew by 20.2% versus June 30, 2013, and 1.9% versus March 31, 2013. Non-interest bearing deposits contributed with 13% of total deposits and grew by 8.3% versus June 30, 2013 and decreased by 0.5% versus March 31, 2014.

	2Q13	1Q14	2Q14	Change
				2Q 14 vs. 1Q 14	2Q 14 vs. 2Q 13
Deposits:
Checking accounts	11,954.0	13,097.3	12,997.4	-0.8%	8.7%
Other	831.0	820.5	854.8	4.2%	2.9%
Non-interest bearing	12,785.0	13,917.8	13,852.1	-0.5%	8.3%
Checking accounts	9,170.7	11,749.6	11,211.4	-4.6%	22.3%
Time deposits	30,080.9	35,156.7	34,606.9	-1.6%	15.0%
Saving deposits	37,353.4	43,508.6	46,283.5	6.4%	23.9%
Interest bearing	76,605.0	90,415.0	92,101.8	1.9%	20.2%
Total Deposits	89,390.0	104,332.8	105,953.9	1.6%	18.5%

Of our total deposits as of June 30, 2014, checking accounts represented 22.8%, time deposits 32.7%, saving accounts 43.7% and other deposits 0.8%, a very similar composition as of March 31, 2014.

As of June 30, 2014, deposits contributed by Banco de Bogotá represented 62.5% of total deposits, by Banco de Occidente 20.6%, by Banco Popular 11.0%, and by Banco AV Villas 7.7%. Eliminations accounted for 1.9% of Total Deposits. Local Deposits accounted for 80% and foreign Deposits accounted for 20%.

	2Q13	1Q14	2Q14	Change
				2Q 14 vs. 1Q 14	2Q 14 vs. 2Q 13
Deposits / Bank ($)
Banco de Bogotá	55,091.5	65,907.1	66,215.6	0.5%	20.2%
Local	40,385.5	44,381.7	45,605.5	2.8%	12.9%
Central America	14,706.0	21,525.4	20,610.2	-4.3%	40.1%
Banco de Occidente	17,863.5	20,056.9	21,879.2	9.1%	22.5%
Banco Popular	10,418.7	12,130.6	11,674.4	-3.8%	12.1%
Banco AV Villas	7,109.9	7,744.5	8,169.5	5.5%	14.9%
Eliminations	(1,093.5)	(1,506.3)	(1,984.9)	31.8%	81.5%
Total Grupo Aval	89,390.0	104,332.8	105,953.9	1.6%	18.5%

Deposits / Bank (%)

Banco de Bogotá	61.6%	63.2%	62.5%
Local	45.2%	42.5%	43.0%
Central America	16.5%	20.6%	19.5%
Banco de Occidente	20.0%	19.2%	20.6%
Banco Popular	11.7%	11.6%	11.0%
Banco AV Villas	8.0%	7.4%	7.7%
Eliminations	-1.2%	-1.4%	-1.9%
Total Grupo Aval	100.0%	100.0%	100.0%

8/16

Report of 2Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

2.1.2 Borrowings from Banks and Other

As of March 31, 2014, borrowings from banks and other totaled Ps. 11,817.0 billion, showing an increase of 11.8% versus June 30, 2013 and a decrease of 4.9% versus March 31, 2014..

2.1.3 Bonds

Total bonds as of June 30, 2014 totaled Ps. 11,263.7 billion showing a decrease of 2.5% versus June 30, 2013 and an increase of 4.5% versus March 31, 2014.

3. Minority Interest

Minority Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). As of June 30, 2014 Minority Interest was Ps. 6,680.1 billion which increased by 19.0% versus June 30, 2013. Total Minority Interest was 34.8% of Total Equity plus Minority Interest for June 30, 2014 and 35.3% for March 31, 2014. Total Minority Interest derives from the sum of the combined minority interests of our banks and of Grupo Aval, applying eliminations associated with the consolidation process of Grupo Aval.

4. Attributable Shareholders’ Equity

Attributable shareholders’ equity as of June 30, 2014 was Ps. 12,508.0 billion showing an increase of 39.7% versus June 30, 2013, mainly attributable to our common share equity issuance of Ps. 2.4 trillion or 1,855,176,646 shares at a price per share of Ps $1.300 finalized on January 2014.

	2Q13	1Q14	2Q14	Change
				2Q 14 vs. 1Q 14	2Q 14 vs. 2Q 13
Subscribed and paid in capital
Common and preferred shares	18.6	20.4	20.4	0.0%	10.0%
Additional paid in capital	3,671.7	6,081.5	6,081.5	0.0%	65.6%
Retained Earnings	4,083.6	4,140.4	4,612.6	11.4%	13.0%
Equity surplus	1,179.2	1,818.2	1,793.5	-1.4%	52.1%
Equity inflation adjustments	652.3	652.1	652.2	0.0%	0.0%
Reappraisal of assets	1,121.0	1,472.3	1,487.2	1.0%	32.7%
Unrealized net gains on Available for sale inv. Securities	(594.1)	(306.2)	(345.9)	13.0%	-41.8%
Shareholders' Equity	8,953.0	12,060.6	12,508.0	3.7%	39.7%

9/16

Report of 2Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Income Statement Analysis

Our net income attributable to shareholders for 2Q14 of Ps. 469.3 billion showed an increase of 42.4% versus 1Q14 and by 34.1% versus 2Q13. The 42.4% increase in the quarter is mainly driven by a 13.1% increase in net interest income, a 9.7% increase in fee and other services income, net, and a decrease of 11.8% in minority interest, partially offset by a 0.3% increase in total provisions, net, a decrease of 26.1% in other operating income, a 11.9% increase in non-operating income net, a 3.9% increase in operating expenses and an increase of 4.7% in income tax expense.

	2Q13	1Q14	2Q14	Change
				2Q 14 vs. 1Q 14	2Q 14 vs. 2Q 13
Total Interest Income	2,568.6	2,864.1	2,906.9	1.5%	13.2%
Interest expense	(925.2)	(999.7)	(1,047.8)	4.8%	13.3%

Net Interest Income	1,643.4	1,864.5	1,859.1	-0.3%	13.1%

Total provisions, net	(347.5)	(311.3)	(348.4)	11.9%	0.3%
Fees and other services income, net	715.7	758.9	785.3	3.5%	9.7%
Other operating income	317.6	255.5	234.8	-8.1%	-26.1%
Operating expenses	(1,533.5)	(1,586.0)	(1,593.0)	0.4%	3.9%
Non-operating income/(expense), net	95.8	20.6	84.5	310.2%	-11.9%

Income before income tax expense and non- controlling interest	891.7	1,002.2	1,022.2	2.0%	14.6%
Income tax expense	(346.2)	(410.4)	(362.5)	-11.7%	4.7%
Net Income before Minority interest	545.5	591.7	659.7	11.5%	20.9%
Income attributable to Minority Interest	(215.9)	(241.7)	(190.4)	-21.2%	-11.8%
Net Income attributable to Grupo Aval shareholders	329.6	350.0	469.3	34.1%	42.4%

1. Net Interest Income

	2Q13	1Q14	2Q14	Change
				2Q 14 vs. 1Q 14	2Q 14 vs. 2Q 13
Interest Income:
Interest on loans	2,124.5	2,322.9	2,351.4	1.2%	10.7%
Interest on investment securities	223.3	327.7	341.8	4.3%	53.1%
Interbank and overnight funds	51.1	43.3	45.8	5.9%	-10.3%
Financial leases	169.7	170.3	167.8	-1.5%	-1.2%
Total Interest income	2,568.6	2,864.1	2,906.9	1.5%	13.2%
Interest expense:
Checking accounts	(34.4)	(40.0)	(40.2)	0.4%	16.8%
Time deposits	(355.6)	(371.8)	(387.7)	4.3%	9.0%
Saving deposits	(245.5)	(301.7)	(307.7)	2.0%	25.3%
Total interest expense on deposits	(635.5)	(713.5)	(735.6)	3.1%	15.8%
Interbank and overnight funds (expenses)	(37.5)	(37.9)	(49.6)	30.9%	32.4%
Borrowings from banks and others	(92.6)	(93.0)	(104.7)	12.6%	13.1%
Bonds	(159.6)	(155.2)	(157.8)	1.7%	-1.1%
Total Interest Expense	(925.2)	(999.7)	(1,047.8)	4.8%	13.3%

Net Interest Income	1,643.4	1,864.5	1,859.1	-0.3%	13.1%

10/16

Report of 2Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

Our net interest income increased by 13.1% to Ps. 1,859.1 billion for 2Q14 versus 2Q13 and decreased by 0.3% versus 1Q14. The main reasons for the decrease versus 1Q14 were:

• A 1.5% increase in interest income derived from a 1.0% increase in interest income from loans and financial leases, a 4.3% increase in interest income from investment securities and a 5.9% increase in interest income from interbank and overnight funds.

• Offsetting the increase in interest income described above was a 4.8% increase in interest expense derived from a 3.1% increase paid on deposits and a 9.1% increase in interest paid on other funding.

Our Net Interest Margin was 5.8% for 2Q14 versus 5.9% for 1Q14 and 6.0% for 2Q13.

2. Provision expense, net

Our total net provision expense increased by 0.3% to Ps. 348.4 billion for 2Q14 versus 2Q13 and by 11.9% versus 1Q14.

	2Q13	1Q14	2Q14	Change
				2Q 14 vs. 1Q 14	2Q 14 vs. 2Q 13

Provisions for loan and financial lease losses, accrued interest and other receivables, net	(387.2)	(347.3)	(374.1)	7.7%	-3.4%
Recovery of charged-off assets	43.3	44.9	40.7	-9.4%	-6.2%
Provision for investment securities, foreclosed assets and other assets	(13.2)	(12.8)	(25.9)	102.6%	95.4%
Recovery of provisions for investments securities, foreclosed assets and other assets	9.6	3.9	10.9	182.0%	13.0%
Total provisions, net	(347.5)	(311.3)	(348.4)	11.9%	0.3%

Our annualized net provision expense to average loans was 1.4% for 2Q14 versus 1.3% in 1Q14 and 1.7% in 2Q13.

11/16

Report of 2Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

3. Fee Income and Other Operating income, net

Total fees and other operating income, net decreased by 1.3% to Ps. 1,020.1 for 2Q14 versus 2Q13 and increased by 0.6% in the quarter. Total fees and other services income, net increased by 9.7% to Ps. 785.3 billion in 2Q14 versus 2Q13 and by 3.5% in the quarter.

Total other operating income decreased by 26.1% to Ps 234.8 billion in 2Q14 versus 2Q13 and by 8.1% in the quarter. Our second quarter results have a tendency of being lower than the first given the fact that during the first quarters is when dividend income is recorded.

	2Q13	1Q14	2Q14	Change
				2Q 14 vs. 1Q 14	2Q 14 vs. 2Q 13
Fees and other services income:
Commissions from banking services	374.4	425.9	438.8	3.0%	17.2%
Branch network services	7.1	7.1	7.4	4.4%	4.8%
Credit card merchant fees	99.1	112.9	106.7	-5.5%	7.7%
Checking fees	17.1	16.8	16.4	-2.5%	-3.9%
Warehouse services	42.6	45.3	47.9	5.8%	12.3%
Fiduciary activities	54.4	53.9	55.2	2.4%	1.5%
Pension plan management	224.6	178.1	196.9	10.6%	-12.3%
Other	47.8	49.5	52.6	6.3%	10.2%
Total fees and other services income	866.9	889.4	922.0	3.7%	6.4%
Fees and other services expenses	(151.2)	(130.5)	(136.7)	4.7%	-9.6%
Fees and other services income, net	715.7	758.9	785.3	3.5%	9.7%

Other operating income:
Foreign exchange (losses) gains, net	168.6	54.1	(119.3)	-320.2%	-170.7%
Gains (losses) on derivative operations, net	(86.2)	(64.6)	239.3	-470.4%	-377.6%
Gains on sales of investments in equity securities, net	85.3	10.6	0.7	-93.1%	-99.1%
Dividend income	6.4	127.9	6.6	-94.8%	4.2%
Other	41.0	49.4	51.8	4.9%	26.3%
Income from non-financial sector, net	102.5	78.1	55.6	-28.8%	-45.8%
Total Other Operating income	317.6	255.5	234.8	-8.1%	-26.1%
Total Fee Income and Other Op. Income, net	1,033.3	1,014.4	1,020.1	0.6%	-1.3%

4. Operating Expenses

Total operating expenses for 2Q14 of Ps. 1593.0 billion increased by 0.4% versus 1Q14 and increased by 3.9% versus 2Q13. Our efficiency ratio (cost to income) was 50.8% in 2Q14 versus 50.5% in 1Q14 and 53.3% in 2Q13. The ratio of annualized operating expenses before depreciation and amortization as a percentage of average total assets improved to 3.6% in 2Q14 from 3.7% in 1Q14 and 4.3% in 2Q13.

12/16

Report of 2Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

5. Minority Interest

Minority Interest in Grupo Aval reflects: (i) the minority stakes that third party shareholders hold in each of its direct consolidated subsidiaries (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas), and (ii) the minority stakes that third party shareholders hold in the consolidated subsidiaries at the bank level (mainly Corficolombiana and Porvenir). For 2Q14, Minority Interest in the income statement was Ps. 190.4 billion, showing a decrease of 11.8% versus 2Q13 and of 21.2% versus 1Q14. The ratio of Minority Interest to income before Minority Interest was 28.9% in 2Q14, 40.8% in 1Q14 and 39.6% in 2Q13. It is important to highlight that given the fact that Grupo Aval consolidates 41% of Corficolombiana, the quarters were it records dividend income from unconsolidated equity investments imply higher minority interest than in quarters, such as 2Q14, were Corficolombiana does not record dividend income from subsidiaries.

13/16

Report of 2Q 2014 consolidated results Information reported in Ps. billions and under Colombian Banking GAAP

ABOUT GRUPO AVAL

Grupo Aval is Colombia’s largest banking group, and through our BAC Credomatic operations it is also the largest and the most profitable banking group in Central America. Grupo Aval currently operates through four commercial banks in Colombia (Banco de Bogotá, Banco de Occidente, Banco Popular and Banco AV Villas). It manages pension and severance funds through the largest pension and severance fund manager in Colombia (Porvenir) and owns the largest merchant bank in Colombia (Corficolombiana), each of which Aval controls and consolidates into its results.

Investor Relations Contacts

Tatiana Uribe Benninghoff
Vice President
Tel: +571 241 9700 x3600
E-mail:  turibe@grupoaval.com

Carolina Bustamante
Director
Tel: +571 241 9700 x3295
E-mail: dbustamante@grupoaval.com

14/16

Grupo Aval Acciones y Valores S.A.
Financial Statements in Colombian Banking GAAP
Consolidated Balance Sheet GAAP
Information in Ps. Billions

	2Q13	1Q14	2Q14	Change
				2Q 14 vs. 1Q 14	2Q 14 vs. 2Q 13
Cash and cash equivalents:
Cash and due from banks	11,776.4	13,991.5	15,493.5	10.7%	31.6%
Interbank and overnight funds	3,145.6	1,479.7	1,674.8	13.2%	-46.8%
Cash and cash equivalents	14,922.0	15,471.3	17,168.3	11.0%	15.1%

Investment Securities
Trading	5,756.7	4,815.0	3,969.6	-17.6%	-31.0%
Available for Sale	11,692.1	16,964.9	16,459.7	-3.0%	40.8%
Held to maturity	4,016.7	3,490.8	3,605.4	3.3%	-10.2%
Total Debt Securities	21,465.4	25,270.8	24,034.8	-4.9%	12.0%
Trading	1,366.5	1,593.4	1,687.4	5.9%	23.5%
Available for Sale	2,178.2	2,390.7	2,416.6	1.1%	10.9%
Total Equity Securities	3,544.7	3,984.1	4,104.0	3.0%	15.8%
Allowance for investment securities	(6.8)	(6.5)	(4.4)	-32.6%	-35.2%
Investment Securities, net	25,003.3	29,248.4	28,134.3	-3.8%	12.5%

Loans and financial leases:
Commercial loans	48,467.8	57,262.8	57,742.2	0.8%	19.1%
Consumer loans	24,927.4	28,298.2	28,803.0	1.8%	15.5%
Microcredit loans	297.8	347.6	349.8	0.6%	17.5%
Mortage loans	5,011.3	6,947.1	7,010.1	0.9%	39.9%
Financial leases	6,718.8	7,072.3	7,282.4	3.0%	8.4%
Allowance for loans and financiales lease losses	(2,817.6)	(3,166.4)	(3,134.1)	-1.0%	11.2%
Loans and financial lease losses, net	82,605.5	96,761.5	98,053.4	1.3%	18.7%

Interest accrued on loans and financial leases	813.3	858.6	874.8	1.9%	7.6%
Allowance on Interest accrued on loans and financial leases	(83.4)	(91.2)	(93.7)	2.7%	12.3%
Interest accrued on loans and financial leases, net	729.8	767.4	781.2	1.8%	7.0%

Bankers' acceptances, spot transactions and derivatives	488.2	637.8	627.0	-1.7%	28.4%
Accounts receivable, net	1,849.3	1,960.4	1,954.2	-0.3%	5.7%
Property, plant and equipment, net	1,891.4	2,109.9	2,081.2	-1.4%	10.0%
Operating leases, net	373.2	434.6	434.5	0.0%	16.4%
Foreclosed assets, net	83.7	115.9	107.3	-7.4%	28.3%
Prepaid expenses and deferred charges	2,115.2	2,256.6	2,323.2	2.9%	9.8%
Goodwill, net	3,790.7	5,033.3	4,860.4	-3.4%	28.2%
Other assets, net	1,840.6	1,621.0	1,802.5	11.2%	-2.1%
Reappraisal of assets	2,785.8	3,467.6	3,480.1	0.4%	24.9%

Total Assets	138,478.7	159,885.6	161,807.5	1.2%	16.8%

Deposits:
Checking accounts	11,954.0	13,097.3	12,997.4	-0.8%	8.7%
Other	831.0	820.5	854.8	4.2%	2.9%
Non-interest bearing	12,785.0	13,917.8	13,852.1	-0.5%	8.3%

Checking accounts	9,170.7	11,749.6	11,211.4	-4.6%	22.3%
Time deposits	30,080.9	35,156.7	34,606.9	-1.6%	15.0%
Saving deposits	37,353.4	43,508.6	46,283.5	6.4%	23.9%
Interest bearing	76,605.0	90,415.0	92,101.8	1.9%	20.2%
Total Deposits	89,390.0	104,332.8	105,953.9	1.6%	18.5%
Bankers' acceptances, spot transactions and derivatives	631.7	655.0	547.9	-16.4%	-13.3%
Interbank borrowings and overnight funds	5,195.1	6,170.6	6,289.8	1.9%	21.1%
Borrowings from banks and other	10,566.7	12,428.5	11,817.0	-4.9%	11.8%
Accured interest payable	3,186.2	3,195.2	2,792.8	-12.6%	-12.3%
Other accounts payable	510.2	443.9	492.0	10.8%	-3.6%
Bonds	11,547.9	10,779.6	11,263.7	4.5%	-2.5%
Estimates Liabilities	1,087.9	1,216.0	1,065.9	-12.3%	-2.0%
Other liabilities	1,796.6	2,034.0	2,396.5	17.8%	33.4%
Total Liabilites excl. Minority Interest	123,912.1	141,255.6	142,619.4	1.0%	15.1%
Minority Interest	5,613.5	6,569.4	6,680.1	1.7%	19.0%
Shareholders' Equity	8,953.0	12,060.6	12,508.0	3.7%	39.7%
Subscribed and paid in capital	3,690.2	6,101.9	6,101.9	0.0%	65.4%
Retained Earnings	4,083.6	4,140.4	4,612.6	11.4%	13.0%
Equity surplus	1,179.2	1,818.2	1,793.5	-1.4%	52.1%
Total Shareholders Equity and Minority Interest	14,566.6	18,630.0	19,188.2	3.0%	31.7%
Total Liabilities, Shareholders Equity and Minority Interest	138,478.7	159,885.6	161,807.5	1.2%	16.8%

15/16

Grupo Aval Acciones y Valores S.A.
Financial Statements in Colombian Banking GAAP
Consolidated Income Statement
Information in Ps. Billions	YTD June 2013	YTD June 2014	Change YTD June 14 / YTD June 13	2Q13	1Q14	2Q14	Change
							2Q 14 vs. 1Q 14	2Q 14 vs. 2Q 13
Interest Income:
Interest on loans	4,250.2	4,674.3	10.0%	2,124.5	2,322.9	2,351.4	1.2%	10.7%
Interest on investment securities	723.7	669.5	-7.5%	223.3	327.7	341.8	4.3%	53.1%
Interbank and overnight funds	105.1	89.1	-15.2%	51.1	43.3	45.8	5.9%	-10.3%
Financial leases	348.1	338.1	-2.9%	169.7	170.3	167.8	-1.5%	-1.2%

Total Interest Income	5,427.1	5,771.0	6.3%	2,568.6	2,864.1	2,906.9	1.5%	13.2%
Interest expense:
Checking accounts	(74.1)	(80.2)	8.2%	(34.4)	(40.0)	(40.2)	0.4%	16.8%
Time deposits	(726.0)	(759.5)	4.6%	(355.6)	(371.8)	(387.7)	4.3%	9.0%
Saving deposits	(523.3)	(609.4)	16.5%	(245.5)	(301.7)	(307.7)	2.0%	25.3%
Total interest expense on deposits	(1,323.4)	(1,449.1)	9.5%	(635.5)	(713.5)	(735.6)	3.1%	15.8%
Borrowings from banks and others	(196.5)	(197.8)	0.6%	(92.6)	(93.0)	(104.7)	12.6%	13.1%
Interbank and overnight funds (expenses)	(77.2)	(87.6)	13.4%	(37.5)	(37.9)	(49.6)	30.9%	32.4%
Bonds	(310.3)	(313.0)	0.9%	(159.6)	(155.2)	(157.8)	1.7%	-1.1%
Interest expense	(1,907.4)	(2,047.4)	7.3%	(925.2)	(999.7)	(1,047.8)	4.8%	13.3%

Net Interest Income	3,519.7	3,723.6	5.8%	1,643.4	1,864.5	1,859.1	-0.3%	13.1%

Provisions for loan and financial lease losses, accrued interest and other receivables, net	(734.8)	(721.4)	-1.8%	(387.2)	(347.3)	(374.1)	7.7%	-3.4%
Recovery of charged-off assets	73.1	85.5	17.0%	43.3	44.9	40.7	-9.4%	-6.2%
Provision for investment securities, foreclosed assets and other assets	(22.4)	(38.6)	72.6%	(13.2)	(12.8)	(25.9)	102.6%	95.4%
Recovery of provisions for investments securities, foreclosed assets and other assets	13.1	14.7	12.6%	9.6	3.9	10.9	182.0%	13.0%
Total provisions, net	(671.0)	(659.8)	-1.7%	(347.5)	(311.3)	(348.4)	11.9%	0.3%

Net interest income after provisions	2,848.7	3,063.8	7.5%	1,296.0	1,553.1	1,510.6	-2.7%	16.6%
Fees and other services income:
Commissions from banking services	728.7	864.7	18.7%	374.4	425.9	438.8	3.0%	17.2%
Branch network services	14.1	14.5	2.6%	7.1	7.1	7.4	4.4%	4.8%
Credit card merchant fees	184.3	219.6	19.2%	99.1	112.9	106.7	-5.5%	7.7%
Checking fees	32.9	33.2	0.9%	17.1	16.8	16.4	-2.5%	-3.9%
Warehouse services	84.5	93.2	10.2%	42.6	45.3	47.9	5.8%	12.3%
Fiduciary activities	107.8	109.1	1.2%	54.4	53.9	55.2	2.4%	1.5%
Pension plan management	360.4	375.0	4.1%	224.6	178.1	196.9	10.6%	-12.3%
Other	94.5	102.1	8.0%	47.8	49.5	52.6	6.3%	10.2%
Total fees and other services income	1,607.2	1,811.4	12.7%	866.9	889.4	922.0	3.7%	6.4%
Fees and other services expenses	(271.6)	(267.2)	-1.6%	(151.2)	(130.5)	(136.7)	4.7%	-9.6%
Fees and other services income, net	1,335.6	1,544.2	15.6%	715.7	758.9	785.3	3.5%	9.7%

Other operating income:
Foreign exchange (losses) gains, net	285.0	(65.1)	-122.8%	168.6	54.1	(119.3)	-320.2%	-170.7%
Gains (losses) on derivative operations, net	(125.0)	174.7	-239.8%	(86.2)	(64.6)	239.3	-470.4%	-377.6%
Gains on sales of investments in equity securities, net	86.0	11.3	-86.9%	85.3	10.6	0.7	-93.1%	-99.1%
Dividend income	187.0	134.6	-28.0%	6.4	127.9	6.6	-94.8%	4.2%
Other	84.5	101.2	19.8%	41.0	49.4	51.8	4.9%	26.3%
Income from non-financial sector, net	212.1	133.7	-37.0%	102.5	78.1	55.6	-28.8%	-45.8%
Other operating income	729.6	490.3	-32.8%	317.6	255.5	234.8	-8.1%	-26.1%
Total operating income	4,913.9	5,098.3	3.8%	2,329.3	2,567.6	2,530.8	-1.4%	8.7%

Operating expenses:
Salaries and employee benefits	1,057.3	1,152.8	9.0%	549.8	578.1	574.7	-0.6%	4.5%
Bonus plan payments	64.8	63.2	-2.4%	36.1	31.7	31.5	-0.6%	-12.8%
Termination payments	9.7	13.9	42.7%	4.7	6.3	7.6	21.3%	60.2%
Administrative and other expenses	1,461.0	1,573.7	7.7%	780.9	779.9	793.8	1.8%	1.7%
Insurance on deposit, net	103.4	111.2	7.6%	52.9	57.4	53.8	-6.4%	1.7%
Charitable and other donation expenses	3.3	3.4	2.0%	2.3	1.5	1.9	21.7%	-18.4%
Depreciation	152.5	181.0	18.6%	78.3	91.8	89.2	-2.8%	13.9%
Goodwill amortization	53.7	79.9	48.7%	28.4	39.3	40.6	3.2%	42.7%
Operating expenses	2,905.7	3,179.0	9.4%	1,533.5	1,586.0	1,593.0	0.4%	3.9%
Net operating income	2,008.2	1,919.3	-4.4%	795.8	981.6	937.7	-4.5%	17.8%

Non-operating income (expense):
Other income	275.2	239.7	-12.9%	170.5	75.5	164.2	117.5%	-3.7%
Other expense	(117.0)	(134.7)	15.1%	(74.7)	(54.9)	(79.8)	45.2%	6.8%
Non-operating income/(expense), net	158.2	105.1	-33.6%	95.8	20.6	84.5	310.2%	-11.9%
Income before income tax expense and non- controlling interest	2,166.4	2,024.4	-6.6%	891.7	1,002.2	1,022.2	2.0%	14.6%
Income before income tax expense and non- controlling interest
Income tax expense	(758.1)	(773.0)	2.0%	(346.2)	(410.4)	(362.5)	-11.7%	4.7%
Net Income before Minority interest	1,408.3	1,251.4	-11.1%	545.5	591.7	659.7	11.5%	20.9%
Income attributable to Minority Interest	573.4	432.1	-24.6%	215.9	241.7	190.4	-21.2%	-11.8%
Net Income attributable to Grupo Aval shareholders	834.9	819.3	-1.9%	329.6	350.0	469.3	34.1%	42.4%

16/16

Item 2

GRAPHIC OMMITTED

August 2014

2Q14 Consolidated Earnings Results

Colombian Banking GAAP

Disclaimer

GRAPHIC OMMITTED

Grupo Aval Acciones y Valores S.A. ("Grupo Aval") is an issuer in Colombia of securities registered with the National Registry of Shares and Issuers
(Registro Nacional de Valores y Emisores), and in this capacity, it is subject to the control of the Superintendency of Finance. Grupo Aval is a not a
financial institution and is not supervised or regulated as a financial institution in Colombia. As an issuer of securities in Colombia, Grupo Aval is required to comply with periodic reporting requirements and corporate governance, however, it is not regulated as a financial institution or as a holding company of banking subsidiaries and, thus, is not required to comply with capital adequacy regulations applicable to banks and other financial institutions. All of our banking subsidiaries, Banco de Bogot[], Banco de
Occidente, Banco Popular, Banco AV Villas, and their respective Colombian financial subsidiaries, including Porvenir and Corficolombiana, are subject to inspection and surveillance as financial institutions by, the Superintendency of Finance.

Quarterly information included herein has not been audited and has been prepared in accordance with the regulations of the Superintendency of Finance for financial institutions (Resolution 3600 of 1988 and External Circular 100
of 1995) and, on issues not addressed by these regulations, generally accepted accounting principles prescribed by the Superintendency of Finance for banks to operate in Colombia, consistently applied, together with such regulations, on the filing date, "Colombian Banking GAAP." Details of the calculations of non-GAAP measures such as ROAA and ROAE, among others, are explained when required in this report. For annualized calculations we use the income or expense amount for each quarter and multiply it by four.

Although we are not a financial institution, we present our consolidated financial statements under Colombian Banking GAAP in this quarterly report because we believe that presentation on that basis most appropriately reflects our activities as a holding company of a group of banks and other financial institutions. Our Colombian Banking GAAP audited consolidated financial statements are not reviewed or approved by the Superintendency of Finance;
however, consolidated financial statements for each semester, prepared on the basis of Colombian Banking GAAP for each of our subsidiaries are remitted to the Superintendency of Finance for their review. The Colombian Banking GAAP consolidated financial statements included in this annual report differ from the consolidated financial statements published by Grupo Aval in Colombia, which are prepared under Colombian GAAP (as defined below). Because we are not regulated as a financial institution in Colombia, we are required to prepare our consolidated financial statements for publication in Colombia under
Colombian GAAP for companies other than financial institutions (Decree 2649 of
1993 and Circular No. 100-000006 of the Superintendency of Companies
(Superintendencia de Sociedades) and former Superintendency of Securities
(Superintendencia de Valores), currently the Superintendency of Finance) No.
011 of 2005 or "Colombian GAAP", which differs in certain respects from
Colombian Banking GAAP. These Colombian GAAP financial statements are presented biannually to our shareholders for approval, are reviewed and published by the
Superintendency of Finance and are available in Spanish to the general public on Grupo Aval's web page. We do not file consolidated financial statements prepared on the basis of Colombian Banking GAAP with the Superintendency of
Finance; however, because we have filed 20-F annual reports with the SEC, we may from time to time publish semi-annual or quarterly financial data for subsequent periods on a Colombian Banking GAAP basis.

Colombian Banking GAAP differs in certain significant respects from generally accepted accounting principles in the United States, or "U.S. GAAP". Our yearly audited consolidated financial statements included in our Form 20-F reports filed to the SEC provide a description of the principal differences between
Colombian Banking GAAP and U.S. GAAP as they relate to our audited consolidated financial statements and provides a reconciliation of net income and shareholders' equity for the years and at the dates indicated therein. Unless otherwise indicated, all financial information of our company included in this report is stated on a consolidated basis prepared under Colombian Banking GAAP.

Recipients of this document are responsible for the assessment and use of the information provided herein. Grupo Aval shall not be responsible for any decision taken by investors in connection with this document. The content of this document is not intended to provide full disclosure on Grupo Aval or its affiliates.

This presentation does not constitute an offer of or a solicitation to participate in an offering of securities for sale in any jurisdiction, including the United States.

GRAPHIC OMMITTED

Highlights

Grupo Aval financials for 2Q14 show strong results of our banking operations with:

[] Strong asset growth (16.8% yoy) and moderate quarterly growth reaching Ps
161.8 trillion supported by both organic and inorganic growth of our colombian and central american loan portfolios.

[] Stable quality of our loans portfolio with our 30 days past due loans ratio improving from 2.7% in 1Q14 to 2.6% in 2Q14 and new past due loans for the quarter decreasing to Ps 257.6 billion from Ps 646.4 billion in 1Q14.

[] Constant and low cost funding structure with deposits representing 78% of total funding and checking and saving accounts representing 67% of total deposits;

[] Improving tangible capital ratio up to 9.1% in June 30, 2014 from 8.0% in
June 30, 2013.

[] Improving efficiency ratio measured as annualized operational expenses excluding depreciation and amortization to average total assets to 3.6% in 2Q14 from 3.7% in 1Q14 and 4.3% in 2Q13. Efficiency measured in a cost to income basis was 50.8% for the quarter.

[] Improving ROAA and ROAE for the quarter, with ROAA increasing to 1.6% and
ROAE increasing to 15.4% from 1.5% and 11.7% in 1Q14 respectively.

[] Grupo Aval filed a Form F-1 Registration Statement with the SEC on August
1(st), 2014.

[] BAC Credomatic's integration processes with Banco BAC de Panam[] (previously
BBVA Panam[]) and Grupo Financiero Reformador have finalized.

GRAPHIC OMMITTED

Macroeconomic fundamentals

Strong GDP Growth

Colombia World

GRAPHIC OMMITTED

Source: IMF(Projections) DANE and ANIF. (1) Colombia nominal GDP per capita in thousands of USD, IMF.

Inflation vs. Nominal Interest Rates

GRAPHIC OMMITTED

         Central Bank's
Average                    DTF (2)
           int. Rate (1)
-------- ----------------- ---------
 2Q13         3.25%        4.04%
 1Q14         3.25%        3.96%
 2Q14         3.67%        3.85.%
2014E(*)      4.00%        4.30%
-------- ----------------- ---------

Source: Banco de la Rep[]blica de Colombia.* Source: ANIF
(1) Average of daily rates for each quarter as per reported by Banco de la
Rep[]blica.
(2) Average of monthly average rates reported by Banco de la Rep[]blica for each month of each quarter.

Assets

Figures in Ps. Trillions

Total Assets

GRAPHIC OMMITTED

Assets Breakdown

GRAPHIC OMMITTED

(2(1) Includes Ps. 6.4 trillion of assets acquired in Central America. Growth excluding acquisitions would have been 12.2% vs.2Q13.
 (2) Foreign operations
reflect Central American operations. 5

Loans

Figures in Ps. Trillions

Gross loans

GRAPHIC OMMITTED

Gross loans Breakdown

GRAPHIC OMMITTED

(1) Includes Ps. 4.3 trillion of loans acquired in Central America. Growth excluding acquisitions would have been 13.4% vs.2Q13.
6

Loan portfolio quality

30 days PDLs / Total(1)loans NPLs / Total loans

GRAPHIC OMMITTED

Charge offs / Average NPLs (1)

0.52x

Loan provision expense / Average Loans

GRAPHIC OMMITTED

Allowances  Allowances /
/ NPLs(1) 30+ PDLs

GRAPHIC OMMITTED

(1) NPL defined as microcredit loans more than 30 days past due, consumer, mortgage and financial leases more than 60 days past due
 and
commercial loans more than 90 days past due. 7

Loan portfolio quality -- GRUPO AVAL

Loans

            % / Total Loans
===========================
                  2Q14
Commercial       57.1%
Consumer         28.5%
Financial Leases   7.2%
Mortgages          6.9%
Microcredit        0.3%
                 ----------
Total Loans      100.0%
                 ----------

      Past Due Loans (1)
===== ==================== =====
2Q13            1Q14       2Q14
1.3%             1.6%      1.6%
4.4%             4.4%      4.3%
2.6%             3.2%      3.4%
3.0%             4.0%      2.9%
10.5%           10.3%      10.0%
----- -------------------- -----
2.4%             2.7%      2.6%
----- -------------------- -----

Asset Quality Evolution

Ps. billions  4Q12    1Q13    2Q13    3Q13    4Q13    1Q14    2Q14
Initial PDLs 1,821.2 1,828.3 2,141.0 2,069.2 2,173.0 2,305.0 2,717.6
New PDLs      202.2   510.5   160.9   351.3   384.1   646.4   257.6
Charge-offs  (195.1) (197.8) (232.7) (247.5) (252.1) (233.7) (359.1)
------------ ------- ------- ------- ------- ------- ------- -------
Final PDLs   1,828.3 2,141.0 2,069.2 2,173.0 2,305.0 2,717.6 2,616.0
------------ ------- ------- ------- ------- ------- ------- -------

(1) Past Due Loans + 30 days / Total Loans.

Funding

Figures in Ps. Trillions

Total Funding

GRAPHIC OMMITTED

Total Deposits

GRAPHIC OMMITTED

Interbank Borrowings Long-Term Bonds Banks and Others Deposits

2Q13  1Q14  2Q14
4.4%  4.6%  4.6%
9.9%  8.0%  8.3%
9.2%  9.5%  8.9%
76.5% 77.9% 78.1%

Others Time deposits Checking accounts Savings deposits

2Q13  1Q14  2Q14
----- ----- -----
0.9%  0.8%  0.8%
33.7% 33.7% 33.7%
23.6% 23.8% 22.8%
41.8% 41.7% 43.7%
----- ----- -----

Deposits / Net Loans (%)

GRAPHIC OMMITTED

(1) Includes Ps. 4.9 trillion of total deposits acquired in Central America.
Growth excluding acquisitions would have been 13.1% vs.2Q13
9

Capital

Figures in Ps. Trillions

Attributable Equity + Minority Interest

GRAPHIC OMMITTED

Attributable Shareholders Equity

Attributable Shareholders' Equity Minority interest Total Equity

2Q13 1Q14 2Q14
---- ---- ----
 9.0 12.1 12.5
---- ---- ----
 5.6  6.6  6.7
---- ---- ----
14.6 18.6 19.2
---- ---- ----

GRAPHIC OMMITTED

Consolidated Capital Adequacy of our Banks (%)

                             2Q13(3) 1Q14(4) 2Q14(4) 2Q13(3) 1Q14(4) 2Q14(4) 2Q13(3) 1Q14(4) 2Q14(4) 2Q13(3) 1Q14(4) 2Q14(4)
Primary capital (Tier 1)       12.3 7.4  7.5                 7.6  9.3  8.9                 10.1 9.8  10.0                12.0 10.8
 10.5
Solvency Ratio                 14.5 11.0 11.2                10.2 12.8 12.2                12.0 11.5 11.9                13.7 12.1
 11.5
Tangible Capital Ratio (2)   9.8  9.4  9.9                 12.5 13.0 12.6                14.3 14.4 14.9                11.7 12.0
 11.8

(1) Includes Ps. 2.4 trillion of capital raised in December 2013 and January
2014 through a common share rights offering. (2) Tangible Capital Ratio is calculated as Shareholders Equity plus Minority Interest minus Goodwill divided by Total Assets minus Goodwill. (3) Reported based on Decree 2555 of 2010. (4)
Reported based on Decree 1771 of 2012, effective since August 2013. . 10

NIM -- Net Interest Margin

Net interest income (trillions)

GRAPHIC OMMITTED

GRAPHIC OMMITTED

(1) Loans Interest Margin: Net Interest Income on Loans to Average loans and financial leases.

(2) Net Investment Margin: Net Interest income on Fixed Income securities and on Interbank and Overnight funds to Average Fixed Income securities and
Interbank and overnight funds.

(3) Net Interest Margin: Net interest income divided by total average interest-earning assets.

Net Fees and other operating income

Figures in Ps. Billions

Net Fees(1)

GRAPHIC OMMITTED

Fee Income 2Q14

GRAPHIC OMMITTED

(1) Total fees and other service income minus fees and other services expenses.

Other operating income

GRAPHIC OMMITTED

Other operating income

                                      2Q13 1Q14      2Q14
------------------------------------- ---- --------- ----
Dividend Income                          6  128         7
Foreign exchange (losses) gains, net    82 (10) (1)  120
Income from non-financial sector, net  103   78        56
Other                                  126   60        53
------------------------------------- ---- --------- ----
Total other operating income           318  256       235

(1) Includes a non recurrent exchange loss of Ps. 84 billion for 1Q14

Efficiency and non operating income, net

GRAPHIC OMMITTED

GRAPHIC OMMITTED

GRAPHIC OMMITTED

GRAPHIC OMMITTED

Efficiency Ratio is calculated as Operating Expenses before D&A divided by
Operating Income before net provisions.

Efficiency Ratio is calculated as annualized Operating Expenses before D&A divided by average of total assets.

Non operating income, net

GRAPHIC OMMITTED

Profitability

Figures in Ps. Billions

Net income

GRAPHIC OMMITTED

ROAA(1)

GRAPHIC OMMITTED

ROAE(2)

GRAPHIC OMMITTED

(1) ROAA for each quarter is calculated as annualized Net Income before
Minority Interest divided by average of total assets.(2) ROAE for each quarter is calculated as annualized Net Income attributable for Aval's shareholders divided by average shareholders' equity.

GRAPHIC OMMITTED

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2014

GRUPO AVAL ACCIONES Y VALORES S.A.
By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel